FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	**0001102913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 27, 2004, Series 2004-R9	**333-112203**

Name of Person Filing the Document
(If Other than the Registrant)

04041544

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 27, 2004

AMERIQUEST MORTGAGE SECURITIES INC.

By: [signature]
Name: JOHN P. GRAZER
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$286,942,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates Series 2004-R9

August 10, 2004

Ameriquest Mortgage Securities Inc.

AMERIQUEST® MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company and Town and Country Credit Corporation
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Morgan Stanley

Banc of America Securities

The information herein has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information herein, or that any future offer of securities, instruments or transactions will conform to the terms hereof. Please refer to the important information and qualifications on the second page hereof when reviewing this information.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R9

COMPUTATIONAL MATERIALS DISCLAIMER

The information herein has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. Any such offer to buy or sell any security or instrument or to engage in a transaction would be made only after a prospective participant had completed its own independent investigation of the transaction and received all information it required to make its own investment decision, including, where applicable, a review of any offering circular or memorandum describing such security or instrument which would contain material information not contained herein and to which prospective participants are referred. In the event of any such offering, this information shall be deemed superseded and replaced in its entirety by such offering circular or memorandum. No representation or warranty can be given with respect to the accuracy or completeness of the information herein, or that any future offer of securities or transactions would conform to the terms hereof. Morgan Stanley and its affiliates disclaim any and all liability relating to this information.

The following information may contain general, summary discussions of certain tax, regulatory, accounting and/or legal issues relevant to the proposed transaction. Any such discussion is necessarily generic and may not be applicable to or complete for any particular recipient's specific facts and circumstances. Morgan Stanley is not offering and does not purport to offer tax, regulatory, accounting or legal advice and this information should not and cannot be relied upon as such. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

The projections or other estimates in these materials (if any), including estimates of returns or performance, are forward-looking statements based upon certain assumptions and are preliminary in nature. Actual results are difficult to predict and may depend upon events outside the issuer's or counterparty's control. Actual events may differ from those assumed and changes to any assumptions may have a material impact on any projections or estimates. Other events which were not taken into account may occur and may significantly affect the analysis. Certain assumptions may have been made for modeling purposes only to simplify the presentation and/or calculation of any projections or estimates, and Morgan Stanley does not purport that any such assumptions will reflect actual future events. Accordingly, there can be no assurance that estimated returns or projections will be realized or that actual returns or performance results will not be materially different than those estimated herein. Any such estimated returns and projections should be viewed as hypothetical. Recipients should conduct their own analysis, using such assumptions as they deem appropriate, and should fully consider other available information in making a decision regarding these transactions. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice.

Notwithstanding any other express or implied agreement, arrangement, or understanding to the contrary, Morgan Stanley and each recipient hereof are deemed to agree that both Morgan Stanley and such recipient (and their respective employees, representatives, and other agents) may disclose to any and all persons, without limitation of any kind from the commencement of discussions, the U.S. federal income tax treatment of the transaction ("tax treatment") and any fact that may be relevant to understanding the tax treatment of the transaction described herein ("tax structure") and all materials of any kind (including opinions or other tax analyses) that are provided to such person relating to such tax treatment and tax structure, except where confidentiality is reasonably necessary to comply with securities laws (including, where applicable, confidentiality regarding the identity of an issuer of securities or its affiliates, agents and advisors).

The offer or sale of securities or transactions may be restricted by law. Additionally, transfers of any such securities or instruments may be limited by law or the terms thereof. Unless noted herein, neither Morgan Stanley or any issuer of securities has taken or will take any action in any jurisdiction that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for such purpose is required. Recipients are required to inform themselves of and comply with any legal or contractual restrictions on their purchase, holding, sale, exercise of rights or performance of obligations under any transaction. Morgan Stanley does not undertake or have any responsibility to notify you of any changes to the attached information. Morgan Stanley & Co. Incorporated, its affiliates and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Additional information is available upon request.

With respect to any UK recipients, this communication is directed only to those persons who are market counterparties or intermediate customers (as defined in the UK Financial Services Authority's rules).

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R9

TERM SHEET DATED August 10, 2004

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

$286,942,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/ Fitch/DBRS	Initial Credit Enhancement (%)
Offered Certificates									
A-2	91,942,000	FLT/SEQ/SNR	1.00 / 1.00	1 - 25 / 1 - 25	0	Actual/360	Oct 2034	AAA/Aaa/AAA/AAA	13.00%
A-3	42,500,000	FLT/SEQ/SNR	3.00 / 3.00	25 - 52 / 25 - 52	0	Actual/360	Oct 2034	AAA/Aaa/AAA/AAA	13.00%
A-4	39,500,000	FLT/SEQ/SNR	6.40 / 7.50	52 - 90 / 52 - 205	0	Actual/360	Oct 2034	AAA/Aaa/AAA/AAA	13.00%
A-2, A-3, A-4 can be combined and offered as a single Pass-Through Certificate									
A-2	173,942,000	FLT/PT/SNR	2.72 / 2.97	1 - 90 / 1 - 205	0	Actual/360	Oct 2034	AAA/Aaa/AAA/AAA	13.00%
M-1	25,000,000	FLT/MEZZ	5.08 / 5.59	39 - 90 / 39 - 154	0	Actual/360	Oct 2034	AA/Aa1/AA+/AA (high)	10.50%
M-2	24,000,000	FLT/MEZZ	5.06 / 5.53	38 - 90 / 38 - 145	0	Actual/360	Oct 2034	AA/Aa2/AA/AA	8.10%
M-3	17,500,000	FLT/MEZZ	5.04 / 5.47	38 - 90 / 38 - 136	0	Actual/360	Oct 2034	AA-/Aa3/AA-/AA (low)	6.35%
M-4	16,000,000	FLT/MEZZ	5.04 / 5.40	38 - 90 / 38 - 126	0	Actual/360	Oct 2034	A/A2/A/A	4.75%
M-5	7,500,000	FLT/MEZZ	5.03 / 5.31	37 - 90 / 37 - 115	0	Actual/360	Oct 2034	A-/A3/A-/A (low)	4.00%
M-6	7,500,000	FLT/MEZZ	5.02 / 5.23	37 - 90 / 37 - 108	0	Actual/360	Oct 2034	BBB+/Baa1/BBB+/BBB (high)	3.25%
M-7	7,500,000	FLT/MEZZ	5.02 / 5.11	37 - 90 / 37 - 100	0	Actual/360	Oct 2034	BBB/Baa2/BBB/BBB	2.50%
M-8	8,000,000	FLT/MEZZ	4.89 / 4.89	37 - 90 / 37 - 90	0	Actual/360	Oct 2034	BBB-/Baa3/BBB-/BBB (low)	1.70%
Non-Offered Certificates									
A-1[5]	696,058,000	FLT/SNR	Not Offered		0	Actual/360	Oct 2034	AAA/Aaa/AAA/AAA	13.00%
M-9	7,000,000	FLT/MEZZ	Not Offered		0	Actual/360	Oct 2034	BB+/Ba1/BB+/BB (high)	1.00%
CE		N/A	Not Offered		N/A			N/R	N/A
P	100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Certificates will accrue interest at a rate not greater than the Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The Class A-1 Certificates will receive the benefit of a Certificate Insurance Policy issued by the Certificate Insurer.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R9

Part I: Key Terms

Parties:

Depositor:	Ameriquest Mortgage Securities Inc.
Originators:	Ameriquest Mortgage Company and Town and Country Credit Corporation.
Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Mortgage Insurance Provider:	Mortgage Guaranty Insurance Corporation.
Certificate Insurer	Financial Guaranty Insurance Company. The Certificate Insurer will issue a financial guaranty insurance policy for the benefit of the Class A-1 Certificates only (the "Certificate Insurance Policy"). The Certificate Insurer will guarantee that the Insured Certificates will receive timely interest payments and ultimate payment of principal. The Certificate Insurer will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.
Co-Lead Underwriters:	Morgan Stanley & Co. Incorporated and Banc of America Securities LLC.
Co-Managers:	JPMorgan Securities Inc. and Goldman, Sachs & Co.

Collateral

Mortgage Loans:

As of the Collateral Selection Date, 6,390 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,000,000,175. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

<u>Group I Mortgage Loans</u>: 5,653 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $800,066,276 and with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

<u>Group II Mortgage Loans</u>: 737 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $199,933,899 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date will be deleted and other Mortgage Loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein, although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Part IV will vary.

Primary Mortgage Insurance Policy:

Approximately 68.22% of the Mortgage Loans (by aggregate scheduled principal balance) as of the Collateral Selection Date will be covered by a mortgage insurance policy (the "PMI Policy") issued by the Mortgage Insurance Provider. For each of those Mortgage Loans, the Mortgage Insurance Provider provides insurance coverage, subject to certain caveats, down to 60% of the value of the related mortgaged property.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R9

Dates:

Cut-off Date:	The close of business on September 1, 2004.
Collateral Selection Date:	August 1, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in October 2004.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date. Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of August 9, 2004.
Expected Closing Date:	On or about September 8, 2004.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R9.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1, Class A-2, Class A-3 and Class A-4 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-1 Certificates) and Class M Certificates (other than the Class M-9 Certificates).
Non-Offered Certificates:	Class A-1, Class M-9, Class CE, Class P and Class R Certificates.
Retained Certificates:	Class CE, Class P and Class R Certificates.
Group I Certificates:	Class A-1 Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2, Class A-3 and Class A-4 Certificates, which evidence interests in the Group II Mortgage Loans.
Sequential Pay Certificates:	Class A-2, Class A-3 and Class A-4 Certificates.
Insured Certificates:	Class A-1 Certificates.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.5000% per annum), (b) the Trustee Fee Rate (0.0022% per annum) and (c) the PMI Insurer premium fee rate, if applicable.
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date provided that the consent of the Certificate Insurer will be required if such Optional Termination will cause a claim under the Certificate Insurance Policy or if any amount owed to the Certificate Insurer will not be fully reimbursed after the termination.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). Subordination. Primary Mortgage Insurance Policy. Certificate Insurance Policy (for the Class A-1 Certificates only).
Initial Overcollateralization Target Percentage:	Approximately 1.00%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	13.00%	2x Initial CE%
M-1	10.50%	2x Initial CE%
M-2	8.10%	2x Initial CE%
M-3	6.35%	2x Initial CE%
M-4	4.75%	2x Initial CE%
M-5	4.00%	2x Initial CE%
M-6	3.25%	2x Initial CE%
M-7	2.50%	2x Initial CE%
M-8	1.70%	2x Initial CE%
M-9	1.00%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the Principal Remittance Amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates and the Non-Offered Certificates (other than the Class CE Certificates), after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates, (ii) the premium and reimbursements payable to the Certificate Insurer and (iii) the Principal Remittance Amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group and with respect to the Class A-1 Certificates minus the premium fee rate payable to the Certificate Insurer, multiplied by a fraction, the numerator of which is the principal balance of the Insured Certificates and the denominator of which is the Group I Mortgage Loan Balance (in each case, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans minus the premium fee rate payable to the Certificate Insurer, multiplied by a fraction, the numerator of which is the principal balance of the Insured Certificates and the denominator of which is the Group I Mortgage Loan Balance and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMS Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest a class of Certificates would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid first, from payments, if any, made under the related Interest Rate Corridor and second, from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount and the Certificate Insurance Policy does not cover any Net WAC Rate Carryover Amount.

Interest Rate Corridors: The following Certificates will have the benefit of an Interest Rate Corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Group II Certificates	34	November 2004
M	34	November 2004

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R9

Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group II Certificates will be paid sequentially to the Class A-2, Class A-3 and Class A-4 Certificates.

Notwithstanding the foregoing, if the Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage and then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R9

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [42.00]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
October 2007 through September 2008	[2.00]%
October 2008 through September 2009	[2.50]%
October 2009 through September 2010	[3.25]%
October 2010 and thereafter	[3.50]%

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R9

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay the certificate guaranty insurance premium for the Insured Certificates from the related loan group.

To pay interest on the Class A Certificates, *pro* rata, including any accrued unpaid interest from a prior Distribution Date, first, from its related loan group and then from the other loan group(s).

To pay the Certificate Insurer any previously unreimbursed payments of interest made by it under the Certificate Insurance Policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement (other than as provided below).

To pay interest, excluding any accrued unpaid interest from prior Distribution Dates, to the Class M Certificates, sequentially

To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.

To pay the Certificate Insurer, from the Group I Mortgage Loans, any previously unreimbursed payments of principal made by it under the certificate guaranty insurance policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement.

To pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

AMERIQUEST MORTGAGE COMPANY

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Group II Certificates

Period	Group II Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	169,205,537.61	5.49	8.15
3	164,536,752.48	5.68	8.15
4	159,932,731.71	5.49	8.15
5	155,390,877.65	5.49	8.15
6	150,909,055.24	6.11	8.15
7	146,485,482.67	5.49	8.15
8	142,119,777.66	5.68	8.15
9	137,834,242.16	5.49	8.15
10	133,655,015.06	5.68	8.15
11	129,582,651.43	5.49	8.15
12	125,614,410.36	5.48	8.15
13	121,747,621.40	5.68	8.15
14	117,979,682.83	5.48	8.15
15	114,308,059.80	5.68	8.15
16	110,730,282.66	5.48	8.15
17	107,243,945.28	5.48	8.15
18	103,846,703.38	6.11	8.15
19	100,536,272.96	5.48	8.15
20	97,310,428.74	5.68	8.15
21	94,167,002.64	5.48	8.15
22	91,103,882.34	5.68	8.15
23	88,119,009.80	5.51	8.15
24	85,210,549.21	7.07	8.15
25	82,384,002.67	7.31	8.15
26	79,629,449.74	7.07	8.15
27	76,945,050.59	7.31	8.15
28	74,329,012.51	7.06	8.15
29	71,779,588.80	7.07	8.15
30	69,295,077.51	8.15	8.15
31	66,873,820.34	7.84	8.15
32	64,514,201.46	8.11	8.15
33	62,214,646.49	7.83	8.15
34	59,973,621.37	8.10	8.15
35	57,789,631.39	7.84	8.15

AMERIQUEST MORTGAGE COMPANY

Interest Rate Corridor Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	120,000,000.00	4.83	7.56
3	120,000,000.00	5.03	7.56
4	120,000,000.00	4.83	7.56
5	120,000,000.00	4.83	7.56
6	120,000,000.00	5.47	7.56
7	120,000,000.00	4.83	7.56
8	120,000,000.00	5.03	7.56
9	120,000,000.00	4.83	7.56
10	120,000,000.00	5.03	7.56
11	120,000,000.00	4.83	7.56
12	120,000,000.00	4.83	7.56
13	120,000,000.00	5.03	7.56
14	120,000,000.00	4.83	7.56
15	120,000,000.00	5.03	7.56
16	120,000,000.00	4.83	7.56
17	120,000,000.00	4.83	7.56
18	120,000,000.00	5.47	7.56
19	120,000,000.00	4.83	7.56
20	120,000,000.00	5.03	7.56
21	120,000,000.00	4.83	7.56
22	120,000,000.00	5.03	7.56
23	120,000,000.00	4.99	7.56
24	120,000,000.00	6.42	7.56
25	120,000,000.00	6.67	7.56
26	120,000,000.00	6.41	7.56
27	120,000,000.00	6.67	7.56
28	120,000,000.00	6.41	7.56
29	120,000,000.00	6.49	7.56
30	120,000,000.00	7.56	7.56
31	120,000,000.00	7.19	7.56
32	120,000,000.00	7.47	7.56
33	120,000,000.00	7.19	7.56
34	120,000,000.00	7.46	7.56
35	120,000,000.00	7.26	7.56

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R9

Sensitivity Analysis – To Optional Termination Date

A-2, A-3, A-4 can be combined and offered as a single Pass-Through Certificate

FIXED		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
ARM		0.00% cpr	13.50% cpr	20.25% cpr	27.00% cpr	33.75% cpr	40.50% cpr
A-2	Average Life (yrs)	18.99	5.41	3.67	2.72	2.08	1.63
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	341	176	121	90	70	57
	Prin Pmt Window (mos)	341	176	121	90	70	57

A-2	Average Life (yrs)	13.08	1.96	1.33	1.00	0.80	0.66
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	251	50	33	25	19	16
	Prin Pmt Window (mos)	251	50	33	25	19	16
A-3	Average Life (yrs)	23.61	6.17	4.14	3.00	2.22	1.80
	First Principal Period	251	50	33	25	19	16
	Last Principal Period	313	105	71	52	34	28
	Prin Pmt Window (mos)	63	56	39	28	16	13
A-4	Average Life (yrs)	27.78	12.61	8.62	6.40	4.92	3.69
	First Principal Period	313	105	71	52	34	28
	Last Principal Period	341	176	121	90	70	57
	Prin Pmt Window (mos)	29	72	51	39	37	30

M-1	Average Life (yrs)	26.03	9.79	6.66	5.08	4.37	4.21
	First Principal Period	261	56	38	39	42	46
	Last Principal Period	341	176	121	90	70	57
	Prin Pmt Window (mos)	81	121	84	52	29	12
M-2	Average Life (yrs)	26.03	9.79	6.66	5.06	4.30	4.01
	First Principal Period	261	56	38	38	41	43
	Last Principal Period	341	176	121	90	70	57
	Prin Pmt Window (mos)	81	121	84	53	30	15
M-3	Average Life (yrs)	26.03	9.79	6.66	5.04	4.24	3.89
	First Principal Period	261	56	38	38	39	41
	Last Principal Period	341	176	121	90	70	57
	Prin Pmt Window (mos)	81	121	84	53	32	17
M-4	Average Life (yrs)	26.03	9.79	6.66	5.04	4.20	3.81
	First Principal Period	261	56	38	38	39	40
	Last Principal Period	341	176	121	90	70	57
	Prin Pmt Window (mos)	81	121	84	53	32	18
M-5	Average Life (yrs)	26.03	9.79	6.66	5.03	4.18	3.76
	First Principal Period	261	56	38	37	38	39
	Last Principal Period	341	176	121	90	70	57
	Prin Pmt Window (mos)	81	121	84	54	33	19
M-6	Average Life (yrs)	26.03	9.79	6.66	5.02	4.17	3.73
	First Principal Period	261	56	38	37	38	39
	Last Principal Period	341	176	121	90	70	57
	Prin Pmt Window (mos)	81	121	84	54	33	19
M-7	Average Life (yrs)	26.03	9.79	6.66	5.02	4.17	3.70
	First Principal Period	261	56	38	37	38	38
	Last Principal Period	341	176	121	90	70	57
	Prin Pmt Window (mos)	81	121	84	54	33	20
M-8	Average Life (yrs)	25.96	9.55	6.49	4.89	4.04	3.59
	First Principal Period	261	56	38	37	37	38
	Last Principal Period	341	176	121	90	70	57
	Prin Pmt Window (mos)	81	121	84	54	34	20

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R9

Sensitivity Analysis - To Maturity

A-2, A-3, A-4 can be combined and offered as a single Pass-Through Certificate

FIXED		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
ARM		0.00% cpr	13.50% cpr	20.25% cpr	27.00% cpr	33.75% cpr	40.50% cpr
A-2	Average Life (yrs)	19.05	5.80	4.00	2.97	2.28	1.79
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	357	325	263	205	163	132
	Prin Pmt Window (mos)	357	325	263	205	163	132

A-2	Average Life (yrs)	13.08	1.96	1.33	1.00	0.80	0.66
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	251	50	33	25	19	16
	Prin Pmt Window (mos)	251	50	33	25	19	16
A-3	Average Life (yrs)	23.61	6.17	4.14	3.00	2.22	1.80
	First Principal Period	251	50	33	25	19	16
	Last Principal Period	313	105	71	52	34	28
	Prin Pmt Window (mos)	63	56	39	28	16	13
A-4	Average Life (yrs)	28.05	14.35	10.05	7.50	5.80	4.39
	First Principal Period	313	105	71	52	34	28
	Last Principal Period	357	325	263	205	163	132
	Prin Pmt Window (mos)	45	221	193	154	130	105

M-1	Average Life (yrs)	26.15	10.62	7.32	5.59	4.77	4.53
	First Principal Period	261	56	38	39	42	46
	Last Principal Period	354	276	203	154	121	98
	Prin Pmt Window (mos)	94	221	166	116	80	53
M-2	Average Life (yrs)	26.14	10.57	7.28	5.53	4.67	4.31
	First Principal Period	261	56	38	38	41	43
	Last Principal Period	353	264	193	145	114	92
	Prin Pmt Window (mos)	93	209	156	108	74	50
M-3	Average Life (yrs)	26.14	10.49	7.21	5.47	4.58	4.15
	First Principal Period	261	56	38	38	39	41
	Last Principal Period	352	250	180	136	106	86
	Prin Pmt Window (mos)	92	195	143	99	68	46
M-4	Average Life (yrs)	26.13	10.39	7.13	5.40	4.49	4.03
	First Principal Period	261	56	38	38	39	40
	Last Principal Period	350	236	168	126	99	80
	Prin Pmt Window (mos)	90	181	131	89	61	41
M-5	Average Life (yrs)	26.11	10.27	7.03	5.31	4.40	3.92
	First Principal Period	261	56	38	37	38	39
	Last Principal Period	348	219	154	115	90	72
	Prin Pmt Window (mos)	88	164	117	79	53	34
M-6	Average Life (yrs)	26.09	10.14	6.93	5.23	4.33	3.85
	First Principal Period	261	56	38	37	38	39
	Last Principal Period	347	208	145	108	85	68
	Prin Pmt Window (mos)	87	153	108	72	48	30
M-7	Average Life (yrs)	26.06	9.93	6.77	5.11	4.24	3.74
	First Principal Period	261	56	38	37	38	38
	Last Principal Period	345	194	135	100	78	63
	Prin Pmt Window (mos)	85	139	98	64	41	26
M-8	Average Life (yrs)	25.96	9.55	6.49	4.89	4.04	3.59
	First Principal Period	261	56	38	37	37	38
	Last Principal Period	341	176	121	90	70	57
	Prin Pmt Window (mos)	81	121	84	54	34	20

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R9

Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A	34	6.45	8.50	67	6.22	10.31
2	5.84	8.50	35	6.24	8.50	68	6.42	10.65
3	6.03	8.50	36	6.24	8.95	69	6.22	10.30
4	5.84	8.50	37	6.45	9.25	70	6.42	10.63
5	5.84	8.50	38	6.24	8.95	71	6.21	10.28
6	6.46	8.50	39	6.45	9.24	72	6.21	10.28
7	5.84	8.50	40	6.24	8.94	73	6.42	10.61
8	6.03	8.50	41	6.24	8.95	74	6.21	10.26
9	5.84	8.50	42	6.67	10.37	75	6.42	10.60
10	6.03	8.50	43	6.24	9.70	76	6.21	10.25
11	5.84	8.50	44	6.44	10.02	77	6.21	10.24
12	5.83	8.50	45	6.24	9.69	78	6.87	11.33
13	6.03	8.50	46	6.44	10.00	79	6.21	10.23
14	5.83	8.50	47	6.23	9.69	80	6.41	10.56
15	6.03	8.50	48	6.23	10.44	81	6.21	10.21
16	5.83	8.50	49	6.44	10.78	82	6.41	10.55
17	5.83	8.50	50	6.23	10.43	83	6.20	10.20
18	6.46	8.50	51	6.44	10.77	84	6.20	10.19
19	5.83	8.50	52	6.23	10.41	85	6.41	10.52
20	6.03	8.50	53	6.23	10.41	86	6.20	10.18
21	5.83	8.50	54	6.90	11.51	87	6.41	10.51
22	6.03	8.50	55	6.23	10.39	88	6.20	10.16
23	5.84	8.50	56	6.43	10.73	89	6.20	10.16
24	6.25	8.50	57	6.23	10.38	90	6.62	10.85
25	6.46	8.50	58	6.43	10.72	91	-	10.14
26	6.25	8.49	59	6.22	10.37			
27	6.46	8.50	60	6.22	10.36			
28	6.25	8.50	61	6.43	10.70			
29	6.25	8.50	62	6.22	10.35			
30	6.92	9.07	63	6.43	10.68			
31	6.25	8.50	64	6.22	10.33			
32	6.45	8.50	65	6.22	10.33			
33	6.24	8.50	66	6.88	11.42			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.57375% and 1.94125% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

AMERIQUEST MORTGAGE COMPANY

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A	34	6.58	8.75	67	6.35	10.51
2	6.02	8.75	35	6.37	8.75	68	6.56	10.86
3	6.22	8.75	36	6.37	9.15	69	6.35	10.50
4	6.02	8.75	37	6.58	9.45	70	6.56	10.84
5	6.02	8.75	38	6.37	9.14	71	6.35	10.49
6	6.66	8.75	39	6.58	9.44	72	6.35	10.48
7	6.02	8.75	40	6.37	9.13	73	6.56	10.82
8	6.22	8.75	41	6.36	9.20	74	6.34	10.47
9	6.02	8.75	42	6.80	10.58	75	6.56	10.81
10	6.22	8.75	43	6.36	9.89	76	6.34	10.45
11	6.02	8.75	44	6.58	10.22	77	6.34	10.45
12	6.02	8.75	45	6.36	9.88	78	7.02	11.56
13	6.22	8.75	46	6.57	10.20	79	6.34	10.43
14	6.02	8.75	47	6.36	9.95	80	6.55	10.77
15	6.22	8.75	48	6.36	10.63	81	6.34	10.42
16	6.02	8.75	49	6.57	10.98	82	6.55	10.76
17	6.02	8.75	50	6.36	10.62	83	6.34	10.41
18	6.66	8.75	51	6.57	10.97	84	6.34	10.40
19	6.02	8.75	52	6.36	10.61	85	6.55	10.74
20	6.22	8.75	53	6.36	10.60	86	6.34	10.38
21	6.02	8.75	54	7.04	11.73	87	6.55	10.72
22	6.22	8.75	55	6.36	10.59	88	6.34	10.37
23	6.07	8.75	56	6.57	10.94	89	6.34	10.36
24	6.37	8.75	57	6.36	10.58	90	6.77	11.07
25	6.59	8.75	58	6.57	10.92	91	-	10.35
26	6.37	8.75	59	6.35	10.56			
27	6.58	8.75	60	6.35	10.56			
28	6.37	8.75	61	6.56	10.90			
29	6.37	8.75	62	6.35	10.54			
30	7.05	9.28	63	6.56	10.89			
31	6.37	8.75	64	6.35	10.53			
32	6.58	8.75	65	6.35	10.52			
33	6.37	8.75	66	7.03	11.65			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.57375% and 1.94125% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R9

Excess Spread

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)	Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)	Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
1	318	1.574	1.941	318	34	449	4.321	4.455	366	67	445	5.364	5.546	337
2	421	1.686	1.977	409	35	442	4.345	4.496	350	68	452	5.427	5.547	350
3	427	1.821	2.085	402	36	441	4.384	4.538	367	69	446	5.470	5.534	327
4	420	1.946	2.190	382	37	448	4.451	4.580	375	70	453	5.512	5.519	342
5	420	2.028	2.291	373	38	443	4.469	4.619	358	71	446	5.553	5.502	319
6	439	2.123	2.395	388	39	451	4.507	4.658	371	72	446	5.560	5.485	318
7	419	2.222	2.502	353	40	444	4.569	4.695	349	73	453	5.373	5.473	356
8	425	2.329	2.604	351	41	444	4.589	4.732	348	74	447	5.351	5.500	340
9	418	2.436	2.707	330	42	458	4.629	4.767	394	75	454	5.382	5.542	356
10	424	2.542	2.809	329	43	444	4.686	4.801	354	76	448	5.415	5.584	334
11	418	2.639	2.911	309	44	451	4.697	4.833	370	77	448	5.449	5.627	332
12	417	2.741	3.013	298	45	444	4.729	4.865	349	78	468	5.488	5.668	398
13	423	2.846	3.117	298	46	451	4.784	4.899	360	79	449	5.550	5.705	335
14	416	2.944	3.216	277	47	444	4.792	4.931	343	80	456	5.593	5.695	350
15	423	3.044	3.309	278	48	444	4.824	4.963	354	81	449	5.627	5.673	328
16	415	3.146	3.399	256	49	450	4.877	4.995	366	82	456	5.662	5.650	344
17	415	3.247	3.488	245	50	443	4.889	5.024	346	83	450	5.694	5.624	322
18	435	3.351	3.567	271	51	450	4.924	5.054	360	84	451	5.693	5.599	317
19	414	3.448	3.641	224	52	443	4.973	5.081	337	85	458	5.494	5.577	357
20	420	3.493	3.709	232	53	443	4.980	5.109	337	86	452	5.464	5.586	341
21	413	3.571	3.778	211	54	464	5.013	5.135	400	87	459	5.489	5.604	358
22	419	3.666	3.842	214	55	443	5.058	5.161	341	88	453	5.515	5.621	337
23	417	3.714	3.903	212	56	450	5.061	5.187	358	89	453	5.542	5.640	335
24	448	3.773	3.963	352	57	443	5.087	5.205	337	90	467	5.563	5.657	376
25	454	3.862	4.022	357	58	450	5.133	5.211	351	91	N/A	5.553	5.675	339
26	447	3.898	4.075	338	59	444	5.134	5.216	333					
27	453	3.950	4.129	347	60	444	5.161	5.227	337					
28	446	4.031	4.180	324	61	451	5.206	5.242	351					
29	445	4.066	4.230	326	62	444	5.165	5.266	337					
30	465	4.117	4.277	419	63	451	5.125	5.311	359					
31	444	4.190	4.324	366	64	444	5.161	5.370	337					
32	451	4.212	4.368	378	65	445	5.200	5.431	335					
33	443	4.250	4.411	358	66	465	5.248	5.491	405					

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.57375% and 1.94125% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of August 9, 2004.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	6,390		
Aggregate Current Principal Balance:	$1,000,000,175		$57,517 - $1,019,057
Average Current Principal Balance:	$156,495		
Aggregate Original Principal Balance:	$1,001,346,093		$60,000 - $1,021,000
Average Original Principal Balance:	$156,705		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rate:	7.499%		5.750% - 12.700%
Wtd. Avg. Original Term to Maturity (months):	353		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	352		114 - 360
Wtd. Avg. Margin (ARM Loans Only):	6.006%		3.192% - 6.810%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.510%		11.750% - 18.700%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.510%		5.750% - 12.700%
Wtd. Avg. Original LTV:	77.60%		7.95% - 95.00%
Wtd. Avg. Borrower FICO:	608		500 - 799
Geographic Distribution (Top 5):	CA	20.12%	
	FL	10.77%	
	NY	6.01%	
	MA	5.31%	
	MD	4.81%	

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	5,430	$850,002,828.49	85.00	355	39.73	7.510	600	77.74
Fixed	960	149,997,346.35	15.00	334	38.36	7.435	651	76.80
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	2,093	$166,119,971.00	16.59	344	37.77	8.310	589	75.12
100,000.01 - 150,000.00	1,823	225,861,301.00	22.56	349	39.34	7.657	604	78.27
150,000.01 - 200,000.00	1,094	189,709,529.00	18.95	353	39.23	7.449	604	78.03
200,000.01 - 250,000.00	494	110,923,575.00	11.08	355	40.54	7.271	606	77.52
250,000.01 - 300,000.00	371	101,345,213.00	10.12	355	40.97	7.241	611	78.03
300,000.01 - 350,000.00	187	60,382,785.00	6.03	357	40.94	7.181	610	77.54
350,000.01 - 400,000.00	120	45,163,102.00	4.51	356	40.94	7.096	620	79.21
400,000.01 - 450,000.00	79	33,513,328.00	3.35	356	40.36	6.870	635	78.98
450,000.01 - 500,000.00	49	23,377,420.00	2.33	359	37.96	6.714	647	78.34
500,000.01 - 550,000.00	42	22,272,150.00	2.22	351	38.25	6.949	650	80.27
550,000.01 - 600,000.00	37	21,656,719.00	2.16	355	39.88	6.613	646	76.18
1,000,000.01 >=	1	1,021,000.00	0.10	358	43.00	6.250	742	60.06
Total:	**6,390**	**$1,001,346,093.00**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	2,097	$166,286,806.85	16.63	344	37.78	8.308	589	75.09
100,000.01 - 150,000.00	1,820	225,308,079.00	22.53	349	39.33	7.657	604	78.30
150,000.01 - 200,000.00	1,093	189,318,916.55	18.93	353	39.25	7.449	604	78.03
200,000.01 - 250,000.00	495	111,031,817.04	11.10	354	40.55	7.270	607	77.52
250,000.01 - 300,000.00	370	100,964,083.65	10.10	355	40.97	7.243	610	78.04
300,000.01 - 350,000.00	187	60,299,496.28	6.03	357	40.94	7.181	610	77.54
350,000.01 - 400,000.00	121	45,493,408.47	4.55	356	40.94	7.092	620	79.31
400,000.01 - 450,000.00	78	33,059,703.52	3.31	356	40.36	6.873	634	78.84
450,000.01 - 500,000.00	49	23,346,444.59	2.33	359	37.96	6.714	647	78.34
500,000.01 - 550,000.00	42	22,242,712.56	2.22	351	38.25	6.949	650	80.27
550,000.01 - 600,000.00	37	21,629,648.92	2.16	355	39.88	6.613	646	76.18
1,000,000.01 >=	1	1,019,057.41	0.10	358	43.00	6.250	742	60.06
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	15	$1,356,543.36	0.14	118	36.83	7.594	664	64.94
121 - 180	160	17,410,657.99	1.74	178	35.45	7.490	637	73.94
181 - 240	200	25,243,133.31	2.52	238	36.26	7.430	625	75.58
241 - 300	28	3,669,407.93	0.37	298	37.98	7.487	656	72.29
301 - 360	5,987	952,320,432.25	95.23	359	39.69	7.501	606	77.76
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	368	$80,404,092.89	8.04	351	37.97	5.910	675	78.97
6.000 - 6.499	553	113,519,512.79	11.35	352	37.66	6.259	647	75.92
6.500 - 6.999	1,194	218,356,690.74	21.84	351	39.14	6.767	631	78.53
7.000 - 7.499	683	114,354,388.43	11.44	351	39.57	7.266	601	77.53
7.500 - 7.999	1,412	213,040,648.14	21.30	352	40.34	7.760	585	76.72
8.000 - 8.499	514	68,358,924.97	6.84	355	40.37	8.253	575	77.46
8.500 - 8.999	790	98,659,613.22	9.87	354	40.30	8.746	571	77.79
9.000 - 9.499	250	27,202,097.86	2.72	352	41.56	9.247	571	77.46
9.500 - 9.999	337	37,294,454.70	3.73	353	40.47	9.737	571	79.14
10.000 - 10.499	86	8,493,010.41	0.85	350	40.63	10.256	569	78.26
10.500 - 10.999	144	14,792,566.12	1.48	345	40.31	10.738	569	77.77
11.000 - 11.499	31	2,601,569.38	0.26	349	36.56	11.214	560	75.11
11.500 - 11.999	21	2,310,109.33	0.23	345	38.85	11.737	577	81.25
12.000 - 12.499	3	220,591.36	0.02	326	36.29	12.368	583	77.93
12.500 - 12.999	4	391,904.50	0.04	358	42.29	12.643	556	71.37
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	34	$2,964,645.93	0.30	359	34.43	7.823	601	20.67
25.01 - 30.00	22	2,651,531.10	0.27	345	33.95	7.385	606	27.85
30.01 - 35.00	26	2,915,479.70	0.29	349	37.63	7.067	634	32.95
35.01 - 40.00	52	6,368,143.20	0.64	347	38.05	7.469	589	37.55
40.01 - 45.00	51	6,342,431.33	0.63	344	36.96	7.103	626	42.85
45.01 - 50.00	97	12,683,938.11	1.27	344	39.04	7.430	608	47.86
50.01 - 55.00	150	22,352,140.28	2.24	345	38.04	7.397	598	52.92
55.01 - 60.00	249	37,384,968.57	3.74	348	40.01	7.741	581	57.98
60.01 - 65.00	287	44,008,561.63	4.40	353	38.70	7.347	595	62.89
65.01 - 70.00	427	68,414,436.92	6.84	349	37.70	7.466	597	67.95
70.01 - 75.00	1,149	168,765,248.95	16.88	352	40.42	7.782	574	73.73
75.01 - 80.00	920	147,738,333.13	14.77	349	39.60	7.259	613	78.61
80.01 - 85.00	1,407	228,934,008.73	22.89	355	39.89	7.572	602	83.69
85.01 - 90.00	1,368	223,003,325.25	22.30	353	39.23	7.450	636	89.12
90.01 - 95.00	151	25,472,982.01	2.55	354	41.79	7.040	702	93.88
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	344	$42,511,434.96	4.25	356	41.91	8.381	510	69.67
520 - 539	697	95,427,107.66	9.54	355	42.06	8.332	530	73.13
540 - 559	824	113,286,743.04	11.33	354	40.73	8.179	550	74.62
560 - 579	822	121,974,536.42	12.20	354	39.75	7.843	569	77.53
580 - 599	735	114,244,005.99	11.42	354	38.78	7.666	589	76.90
600 - 619	667	109,393,961.66	10.94	352	39.07	7.369	609	78.22
620 - 639	659	110,031,023.24	11.00	351	39.11	7.271	629	80.27
640 - 659	458	80,158,887.02	8.02	348	37.48	6.955	649	79.11
660 - 679	418	76,090,193.09	7.61	350	38.05	6.752	670	80.94
680 - 699	327	55,849,575.38	5.58	350	39.86	6.677	689	82.78
700 - 719	203	35,912,183.33	3.59	348	38.58	6.728	709	80.92
720 - 739	115	22,364,817.72	2.24	338	38.42	6.621	729	79.20
740 - 759	76	14,825,738.62	1.48	350	39.20	6.422	749	78.75
760 - 779	30	4,337,909.28	0.43	340	35.81	6.781	771	76.92
780 - 799	15	3,592,057.43	0.36	334	40.95	6.703	786	75.98
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE TOTAL COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	366	$52,525,469.53	5.25	347	14.70	7.418	616	74.98
20.01 - 25.00	394	55,853,935.75	5.59	346	23.32	7.393	611	75.45
25.01 - 30.00	587	86,905,586.62	8.69	349	28.23	7.399	612	78.07
30.01 - 35.00	801	119,258,620.09	11.93	350	33.19	7.403	611	77.56
35.01 - 40.00	976	147,675,498.26	14.77	353	38.08	7.505	605	77.52
40.01 - 45.00	1,092	174,998,405.77	17.50	353	43.06	7.495	614	77.84
45.01 - 50.00	1,663	283,839,247.61	28.38	353	48.17	7.403	615	79.29
50.01 - 55.00	511	78,943,411.21	7.89	355	53.21	8.224	553	73.91
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	819	$201,233,586.82	20.12	356	39.60	6.944	615	73.83
Florida	818	107,717,930.44	10.77	350	40.38	7.592	598	78.38
New York	262	60,088,426.62	6.01	354	40.06	7.524	620	73.62
Ohio	472	53,121,348.32	5.31	354	38.16	7.564	596	82.96
Maryland	271	48,062,679.17	4.81	353	39.40	7.531	605	78.20
Massachusetts	220	47,841,556.13	4.78	356	40.95	7.275	604	73.42
Illinois	268	40,813,587.66	4.08	353	40.53	8.273	605	79.74
Texas	361	37,991,169.39	3.80	334	38.63	7.916	603	76.51
Michigan	316	36,941,492.45	3.69	355	38.66	7.608	598	79.95
Minnesota	183	28,853,659.16	2.89	349	36.70	7.410	606	77.76
Connecticut	151	28,180,375.87	2.82	354	41.28	7.503	610	79.26
Pennsylvania	209	27,287,432.31	2.73	341	38.49	7.472	609	77.86
Georgia	187	25,304,385.67	2.53	355	39.02	8.371	603	81.44
Rhode Island	107	20,183,077.96	2.02	356	41.37	7.021	606	75.17
Washington	104	19,710,978.98	1.97	356	39.22	7.170	612	79.49
Wisconsin	154	19,406,922.52	1.94	352	40.67	8.204	609	81.62
Indiana	141	15,817,268.34	1.58	347	36.91	7.599	607	81.60
Colorado	91	14,720,372.35	1.47	357	40.22	7.685	623	79.53
Tennessee	133	14,359,516.21	1.44	339	37.69	7.827	606	81.64
Arizona	103	14,229,572.75	1.42	358	39.45	7.539	601	80.13
Nevada	67	14,134,917.91	1.41	359	38.75	7.214	607	77.98
Alabama	116	13,163,184.09	1.32	338	37.40	8.325	603	79.53
New Jersey	60	10,975,209.73	1.10	354	41.77	7.784	622	76.95
Missouri	95	10,739,193.06	1.07	345	38.77	7.554	605	80.87
North Carolina	82	10,088,439.34	1.01	352	36.96	8.675	599	83.15

*Geographic Distribution continued on the next page

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Maine	63	$9,614,039.44	0.96	354	37.43	7.240	613	78.05
New Hampshire	51	8,518,810.35	0.85	346	40.20	7.188	606	75.16
Hawaii	26	7,521,452.23	0.75	347	43.80	6.903	641	71.93
Oregon	38	6,135,469.95	0.61	355	41.08	7.225	613	81.12
Louisiana	58	5,961,014.17	0.60	348	40.03	7.814	602	79.23
Oklahoma	52	5,421,020.40	0.54	343	41.68	8.075	573	79.75
Mississippi	57	5,151,566.37	0.52	348	40.29	8.275	606	83.77
Kansas	45	4,629,791.98	0.46	335	37.05	7.902	615	82.86
Utah	32	4,568,856.57	0.46	352	39.43	6.796	621	82.40
Iowa	38	4,400,085.36	0.44	354	40.08	8.057	623	84.47
South Carolina	27	3,407,642.52	0.34	346	35.74	8.295	637	85.60
Nebraska	26	2,541,292.27	0.25	349	42.66	7.762	615	85.53
Delaware	15	2,259,603.70	0.23	359	37.85	7.382	600	76.75
Arkansas	18	2,035,205.01	0.20	352	34.36	8.110	603	80.88
Wyoming	10	1,416,437.56	0.14	349	36.69	7.629	590	74.86
Kentucky	14	1,391,899.17	0.14	358	38.60	7.979	571	77.85
Vermont	10	1,347,703.69	0.13	351	40.68	8.602	589	68.35
Alaska	3	736,470.76	0.07	343	46.70	8.396	601	81.03
Montana	3	637,441.56	0.06	358	45.17	7.057	600	86.47
Idaho	5	504,521.27	0.05	359	39.19	7.637	595	84.34
South Dakota	5	479,304.25	0.05	359	36.40	7.690	636	84.52
North Dakota	4	354,263.01	0.04	359	32.06	8.051	582	76.10
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	6,123	$963,359,319.14	96.34	352	39.69	7.488	606	77.56
Non-Owner Occupied	199	26,407,341.79	2.64	352	33.09	7.779	642	77.38
Second Home	68	10,233,513.91	1.02	351	40.15	7.826	635	81.84
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	4,685	$719,138,759.14	71.91	351	39.44	7.424	604	77.90
Stated Documentation	932	147,278,615.53	14.73	352	39.66	7.589	606	78.73
Limited Documentation	773	133,582,800.17	13.36	355	39.82	7.806	631	74.70
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	5,875	$929,401,218.51	92.94	352	39.50	7.492	607	77.36
Refinance-Debt Consolidation No Cash Out***	484	65,479,699.89	6.55	353	39.98	7.575	615	80.76
Purchase	31	5,119,256.44	0.51	358	36.43	7.811	659	80.71
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	1,473	$226,468,156.80	22.65	353	38.66	7.473	587	79.28
3A	420	70,264,218.42	7.03	351	39.86	7.143	612	78.09
4A	484	84,234,372.72	8.42	350	38.92	7.122	631	80.70
5A	360	66,368,281.58	6.64	348	37.73	6.805	649	79.69
6A	370	69,227,831.70	6.92	350	38.41	6.652	670	81.32
7A	406	71,463,893.59	7.15	350	39.82	6.686	693	82.70
8A	334	61,932,117.32	6.19	342	38.40	6.580	736	78.98
A	424	64,255,714.68	6.43	355	38.54	7.897	579	77.19
B	1,162	156,972,116.04	15.70	355	41.56	8.439	551	75.02
C	888	120,606,289.22	12.06	355	41.24	8.307	546	69.86
D	69	8,207,182.77	0.82	345	39.49	8.956	531	58.12
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	5,525	$852,120,591.97	85.21	351	39.48	7.517	605	77.86
Two-to-Four Family	284	58,465,770.78	5.85	353	40.88	7.322	633	73.56
Condominium	245	42,390,941.20	4.24	356	39.17	7.344	615	79.17
PUD Detached	170	29,237,175.80	2.92	354	39.60	7.421	614	78.67
Manufactured Housing	120	11,644,204.32	1.16	348	38.34	7.794	618	70.57
Single Family Attached	38	4,866,745.58	0.49	351	36.52	7.803	611	75.61
PUD Attached	8	1,274,745.19	0.13	346	37.08	7.033	677	81.92
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	1,995	$310,975,823.14	31.10	352	39.42	7.884	610	77.95
12	161	32,745,034.72	3.27	350	40.86	7.068	627	72.78
24	9	2,172,814.48	0.22	359	33.54	7.165	611	80.91
30	16	3,263,647.77	0.33	359	35.74	8.287	600	82.72
36	4,209	650,842,854.73	65.08	352	39.54	7.334	606	77.64
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	6,043	$848,439,034.37	84.84	351	39.46	7.606	603	77.46
Non-Conforming	347	151,561,140.47	15.16	356	39.86	6.903	632	78.35
Total:	**6,390**	**$1,000,000,174.84**	**100.00**	**352**	**39.52**	**7.499**	**608**	**77.60**

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	341	$73,756,500.74	8.68	353	38.06	5.911	672	79.12
12.000 - 12.499	467	96,140,101.89	11.31	355	37.65	6.256	636	76.79
12.500 - 12.999	962	174,272,340.92	20.50	355	39.57	6.767	618	79.18
13.000 - 13.499	565	95,446,883.83	11.23	355	39.81	7.266	591	77.17
13.500 - 13.999	1,196	181,734,464.97	21.38	355	40.47	7.770	577	76.28
14.000 - 14.499	459	61,381,638.68	7.22	356	40.72	8.254	571	77.36
14.500 - 14.999	695	87,114,163.92	10.25	355	40.43	8.741	568	77.80
15.000 - 15.499	222	24,113,536.64	2.84	354	42.00	9.250	569	77.43
15.500 - 15.999	280	31,341,452.72	3.69	357	40.75	9.734	571	79.95
16.000 - 16.499	75	7,384,901.18	0.87	353	40.40	10.258	569	78.14
16.500 - 16.999	123	12,844,912.57	1.51	349	39.73	10.736	573	78.60
17.000 - 17.499	24	2,096,420.86	0.25	359	35.85	11.211	568	76.86
17.500 - 17.999	15	1,822,998.52	0.21	359	40.04	11.747	585	80.63
18.000 - 18.499	3	220,591.36	0.03	326	36.29	12.368	583	77.93
18.500 - 18.999	3	331,919.69	0.04	358	40.36	12.660	564	71.37
Total:	**5,430**	**$850,002,828.49**	**100.00**	**355**	**39.73**	**7.510**	**600**	**77.74**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 – 5.999	341	$73,756,500.74	8.68	353	38.06	5.911	672	79.12
6.000 – 6.499	467	96,140,101.89	11.31	355	37.65	6.256	636	76.79
6.500 – 6.999	962	174,272,340.92	20.50	355	39.57	6.767	618	79.18
7.000 – 7.499	565	95,446,883.83	11.23	355	39.81	7.266	591	77.17
7.500 – 7.999	1,196	181,734,464.97	21.38	355	40.47	7.770	577	76.28
8.000 – 8.499	459	61,381,638.68	7.22	356	40.72	8.254	571	77.36
8.500 – 8.999	695	87,114,163.92	10.25	355	40.43	8.741	568	77.80
9.000 – 9.499	222	24,113,536.64	2.84	354	42.00	9.250	569	77.43
9.500 – 9.999	280	31,341,452.72	3.69	357	40.75	9.734	571	79.95
10.000 - 10.499	75	7,384,901.18	0.87	353	40.40	10.258	569	78.14
10.500 - 10.999	123	12,844,912.57	1.51	349	39.73	10.736	573	78.60
11.000 - 11.499	24	2,096,420.86	0.25	359	35.85	11.211	568	76.86
11.500 - 11.999	15	1,822,998.52	0.21	359	40.04	11.747	585	80.63
12.000 - 12.499	3	220,591.36	0.03	326	36.29	12.368	583	77.93
12.500 >=	3	331,919.69	0.04	358	40.36	12.660	564	71.37
Total:	**5,430**	**$850,002,828.49**	**100.00**	**355**	**39.73**	**7.510**	**600**	**77.74**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	2	$282,201.97	0.03	280	43.18	5.976	719	51.12
3.250 - 3.499	2	218,522.24	0.03	359	44.16	6.634	704	59.75
3.500 - 3.749	1	98,123.98	0.01	359	36.00	7.990	707	90.00
3.750 - 3.999	2	182,258.03	0.02	275	31.39	6.714	679	90.00
4.250 - 4.499	2	546,490.92	0.06	359	34.27	6.190	666	74.49
4.500 - 4.749	20	3,174,640.69	0.37	359	37.90	6.203	735	81.72
4.750 - 4.999	199	36,679,812.36	4.32	352	39.84	6.609	727	84.44
5.000 - 5.249	271	48,467,164.97	5.70	356	39.65	6.656	689	83.90
5.250 - 5.499	279	53,458,682.11	6.29	355	38.88	6.502	667	81.43
5.500 - 5.749	271	50,259,068.94	5.91	354	38.79	6.768	646	80.75
5.750 - 5.999	492	86,886,194.25	10.22	353	38.62	7.007	618	80.38
6.000 - 6.249	1,547	244,249,560.44	28.74	355	38.94	7.387	592	79.10
6.250 - 6.499	450	67,791,170.49	7.98	356	39.39	7.858	571	76.50
6.500 - 6.749	1,090	148,301,158.76	17.45	356	41.49	8.388	551	74.66
6.750 - 6.999	802	109,407,778.34	12.87	355	41.11	8.346	546	69.34
Total:	**5,430**	**$850,002,828.49**	**100.00**	**355**	**39.73**	**7.510**	**600**	**77.74**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
March 2006	46	$6,899,371.53	0.81	349	40.61	7.165	587	81.75
April 2006	139	22,744,687.13	2.68	353	39.26	7.765	584	79.07
May 2006	10	1,911,171.75	0.22	356	36.31	7.278	572	76.16
June 2006	73	8,267,214.51	0.97	353	39.95	7.609	574	81.04
July 2006	885	137,057,062.96	16.12	355	39.86	7.414	598	78.53
August 2006	4,276	672,918,320.61	79.17	355	39.72	7.524	601	77.45
September 2006	1	205,000.00	0.02	360	19.00	7.750	557	84.75
Total:	**5,430**	**$850,002,828.49**	**100.00**	**355**	**39.73**	**7.510**	**600**	**77.74**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	5,430	$850,002,828.49	100.00	355	39.73	7.510	600	77.74
Total:	**5,430**	**$850,002,828.49**	**100.00**	**355**	**39.73**	**7.510**	**600**	**77.74**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	5,430	$850,002,828.49	100.00	355	39.73	7.510	600	77.74
Total:	**5,430**	**$850,002,828.49**	**100.00**	**355**	**39.73**	**7.510**	**600**	**77.74**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	737		
Aggregate Current Principal Balance:	$199,933,899		$58,068 - $1,019,057
Average Current Principal Balance:	$271,281		
Aggregate Original Principal Balance:	$200,209,467		$60,000 - $1,021,000
Average Original Principal Balance:	$271,655		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rate:	7.271%		5.750% - 12.700%
Wtd. Avg. Original Term to Maturity (months):	356		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	354		114 - 359
Wtd. Avg. Margin (ARM Loans Only):	5.856%		3.873% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.295%		11.750% - 18.700%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.295%		5.750% - 12.700%
Wtd. Avg. Original LTV:	78.13%		21.05% - 95.00%
Wtd. Avg. Borrower FICO:	622		500 - 782
Geographic Distribution (Top 5):	CA	36.53%	
	NY	8.80%	
	FL	7.92%	
	MA	4.41%	
	MD	4.32%	

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	633	$169,937,678.78	85.00	356	40.01	7.295	615	78.21
Fixed	104	29,996,220.26	15.00	345	37.65	7.136	664	77.69
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	175	$13,484,780.00	6.74	344	36.35	9.002	580	74.72
100,000.01 - 150,000.00	114	14,073,761.00	7.03	350	39.55	8.409	591	77.63
150,000.01 - 200,000.00	57	9,939,827.00	4.96	352	39.76	8.121	590	78.33
200,000.01 - 250,000.00	23	5,083,345.00	2.54	348	41.56	8.128	614	80.92
250,000.01 - 300,000.00	16	4,270,414.00	2.13	358	40.57	8.047	597	80.04
300,000.01 - 350,000.00	53	17,973,765.00	8.98	358	41.65	7.120	604	76.75
350,000.01 - 400,000.00	103	38,807,823.00	19.38	356	40.83	7.115	615	79.14
400,000.01 - 450,000.00	71	30,188,828.00	15.08	356	40.02	6.855	634	78.65
450,000.01 - 500,000.00	45	21,437,055.00	10.71	359	37.85	6.722	645	78.70
500,000.01 - 550,000.00	42	22,272,150.00	11.12	351	38.25	6.949	650	80.27
550,000.01 - 600,000.00	37	21,656,719.00	10.82	355	39.88	6.613	646	76.18
1,000,000.01 >=	1	1,021,000.00	0.51	358	43.00	6.250	742	60.06
Total:	**737**	**$200,209,467.00**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

*Based on the original balances of the Mortgage Loans.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	175	$13,467,693.71	6.74	344	36.36	9.003	580	74.72
100,000.01 - 150,000.00	114	14,057,559.06	7.03	350	39.55	8.409	591	77.63
150,000.01 - 200,000.00	57	9,930,584.73	4.97	352	39.76	8.121	589	78.33
200,000.01 - 250,000.00	23	5,077,181.40	2.54	348	41.57	8.128	614	80.92
250,000.01 - 300,000.00	16	4,265,513.51	2.13	358	40.58	8.047	597	80.04
300,000.01 - 350,000.00	53	17,949,104.56	8.98	358	41.65	7.121	604	76.75
350,000.01 - 400,000.00	104	39,145,909.70	19.58	356	40.83	7.110	616	79.25
400,000.01 - 450,000.00	70	29,740,699.05	14.88	356	40.01	6.859	634	78.49
450,000.01 - 500,000.00	45	21,408,234.43	10.71	359	37.85	6.722	645	78.70
500,000.01 - 550,000.00	42	22,242,712.56	11.13	351	38.25	6.949	650	80.27
550,000.01 - 600,000.00	37	21,629,648.92	10.82	355	39.88	6.613	646	76.18
1,000,000.01 >=	1	1,019,057.41	0.51	358	43.00	6.250	742	60.06
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	1	$58,068.03	0.03	114	28.00	8.650	581	84.51
121 - 180	19	2,947,942.78	1.47	178	25.20	7.325	650	73.56
181 - 240	13	2,634,639.02	1.32	239	31.18	7.604	628	77.53
241 - 300	1	71,186.06	0.04	299	37.00	9.350	688	95.00
301 - 360	703	194,222,063.15	97.14	359	39.99	7.264	622	78.20
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	60	$25,605,425.71	12.81	352	38.60	5.897	678	78.75
6.000 - 6.499	84	34,340,205.23	17.18	356	36.79	6.243	649	77.65
6.500 - 6.999	127	46,582,121.29	23.30	353	40.26	6.758	637	79.23
7.000 - 7.499	65	19,941,691.11	9.97	354	39.60	7.288	604	75.84
7.500 - 7.999	146	36,266,702.16	18.14	357	40.75	7.713	592	76.82
8.000 - 8.499	26	5,196,401.14	2.60	358	42.13	8.208	569	77.07
8.500 - 8.999	45	10,169,634.52	5.09	356	41.55	8.695	580	80.85
9.000 - 9.499	47	5,366,446.27	2.68	356	42.32	9.268	573	74.66
9.500 - 9.999	79	9,947,587.46	4.98	352	40.98	9.740	593	81.83
10.000 - 10.499	16	1,539,306.74	0.77	336	41.42	10.291	551	71.91
10.500 - 10.999	30	3,348,482.97	1.67	341	38.04	10.729	582	79.78
11.000 - 11.499	8	758,122.76	0.38	359	39.13	11.230	578	80.48
11.500 - 11.999	2	591,092.23	0.30	359	41.46	11.754	620	88.83
12.000 - 12.499	1	80,728.39	0.04	359	39.00	12.300	593	85.00
12.500 - 12.999	1	199,951.06	0.10	359	44.00	12.700	569	68.97
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	2	$149,808.43	0.07	357	24.60	9.294	555	21.92
25.01 - 30.00	2	196,005.17	0.10	359	20.72	6.853	645	28.76
30.01 - 35.00	4	650,275.52	0.33	358	42.01	6.388	664	32.50
35.01 - 40.00	6	789,146.86	0.39	344	44.05	7.722	553	36.68
40.01 - 45.00	2	446,139.58	0.22	359	42.26	7.081	599	43.77
45.01 - 50.00	7	1,134,114.22	0.57	349	38.59	7.653	654	49.25
50.01 - 55.00	12	3,341,359.27	1.67	325	35.76	6.812	600	53.47
55.01 - 60.00	24	7,270,104.93	3.64	354	43.77	7.646	592	57.71
60.01 - 65.00	43	11,200,360.55	5.60	356	39.68	7.274	629	62.77
65.01 - 70.00	53	15,093,707.44	7.55	351	36.85	7.309	612	67.97
70.01 - 75.00	139	30,633,942.38	15.32	355	38.64	7.501	594	73.50
75.01 - 80.00	111	32,312,269.07	16.16	355	40.29	6.991	629	78.56
80.01 - 85.00	158	46,332,130.15	23.17	357	41.03	7.072	618	83.44
85.01 - 90.00	163	47,757,457.00	23.89	353	38.95	7.473	644	89.21
90.01 - 95.00	11	2,627,078.47	1.31	357	42.05	7.038	701	92.56
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	30	$5,182,387.91	2.59	358	42.75	8.486	509	69.50
520 - 539	56	9,666,758.00	4.83	358	41.36	8.152	529	71.10
540 - 559	87	17,154,458.62	8.58	354	42.27	8.136	551	73.43
560 - 579	102	22,091,719.83	11.05	355	41.32	7.981	568	76.92
580 - 599	88	19,743,752.12	9.88	357	39.82	7.654	589	77.57
600 - 619	79	21,998,200.90	11.00	356	38.22	7.229	610	79.90
620 - 639	87	26,616,869.88	13.31	352	39.83	7.317	629	81.40
640 - 659	68	24,192,503.13	12.10	350	36.73	6.722	649	80.08
660 - 679	56	21,386,132.42	10.70	357	38.05	6.580	670	80.21
680 - 699	31	10,779,408.41	5.39	358	40.68	6.471	689	78.61
700 - 719	18	6,936,946.83	3.47	358	40.44	6.328	706	79.23
720 - 739	20	7,795,365.27	3.90	338	37.62	6.663	730	76.46
740 - 759	11	4,792,829.18	2.40	353	41.20	6.181	749	78.66
760 - 779	1	341,409.42	0.17	358	28.00	6.750	778	90.00
780 - 799	3	1,255,157.12	0.63	359	47.98	7.403	782	84.67
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	51	$13,464,154.56	6.73	335	12.99	7.088	634	77.28
20.01 - 25.00	40	8,842,486.11	4.42	346	23.22	7.245	617	77.75
25.01 - 30.00	63	16,473,857.79	8.24	354	28.28	6.916	636	79.22
30.01 - 35.00	82	20,640,709.34	10.32	352	33.06	7.132	621	76.45
35.01 - 40.00	103	25,544,284.93	12.78	357	38.06	7.338	607	79.20
40.01 - 45.00	139	38,758,033.31	19.39	359	43.23	7.497	626	76.94
45.01 - 50.00	199	61,938,721.04	30.98	356	48.26	7.129	633	79.73
50.01 - 55.00	60	14,271,651.96	7.14	357	53.45	7.954	573	74.75
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	170	$73,044,291.31	36.53	357	39.39	6.736	636	78.32
New York	50	17,587,442.02	8.80	358	40.92	7.242	637	74.88
Florida	73	15,844,341.54	7.92	346	38.17	7.445	606	79.28
Massachusetts	26	8,816,287.08	4.41	351	42.88	7.345	621	75.76
Maryland	29	8,632,060.57	4.32	355	41.11	7.397	618	78.14
Illinois	36	7,433,050.36	3.72	354	42.05	8.786	608	79.08
Connecticut	22	6,157,558.50	3.08	358	39.43	7.528	604	79.58
Minnesota	17	5,173,286.95	2.59	339	27.01	6.707	642	73.67
Washington	16	4,952,712.73	2.48	359	38.62	7.489	596	78.93
Georgia	28	4,741,676.12	2.37	354	38.00	8.338	605	81.23
Texas	37	4,344,753.24	2.17	341	41.03	8.432	596	75.36
Pennsylvania	18	3,937,299.55	1.97	352	35.04	7.486	620	75.94
Michigan	28	3,742,873.62	1.87	359	39.31	7.874	603	81.07
Rhode Island	13	3,331,906.43	1.67	358	45.31	6.464	633	70.18
Ohio	24	3,328,342.28	1.66	355	37.03	7.230	601	83.27
Wisconsin	19	3,302,162.07	1.65	358	43.73	8.737	574	81.64
Nevada	7	3,029,462.81	1.52	359	41.85	7.166	623	78.16
Arizona	11	2,479,031.09	1.24	357	43.22	7.388	605	82.67
Colorado	11	2,154,780.35	1.08	359	41.69	8.916	604	79.37
Indiana	10	2,070,274.84	1.04	359	37.71	7.057	617	82.34
Alabama	16	2,019,078.63	1.01	351	39.01	8.694	582	80.19
Maine	9	1,962,252.72	0.98	358	33.63	7.103	616	77.61
Hawaii	4	1,951,813.80	0.98	341	49.55	6.607	669	75.32
Tennessee	10	1,293,135.81	0.65	335	33.93	7.503	628	74.85
New Hampshire	5	1,146,612.42	0.57	338	43.68	7.087	614	76.59
Oregon	4	988,881.12	0.49	359	46.42	7.005	611	77.13

*Geographic Distribution continued on the next page

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
New Jersey	4	851,324.89	0.43	359	47.11	7.819	603	79.77
Missouri	4	812,081.92	0.41	359	46.64	6.798	627	83.92
North Carolina	6	648,658.05	0.32	359	38.35	10.058	576	85.92
South Carolina	3	561,139.40	0.28	302	37.90	7.340	655	90.00
Arkansas	3	539,130.83	0.27	359	26.14	7.968	607	86.37
Iowa	2	448,761.97	0.22	356	44.88	7.216	648	89.02
Wyoming	2	420,656.10	0.21	356	29.18	7.386	572	74.04
Montana	1	359,425.35	0.18	358	55.00	7.150	586	90.00
Vermont	2	344,809.98	0.17	359	40.00	8.960	626	72.00
Nebraska	3	286,194.76	0.14	358	34.14	8.611	647	87.71
Oklahoma	3	277,284.56	0.14	274	49.11	8.753	587	80.42
Mississippi	3	206,451.60	0.10	359	50.92	9.737	536	79.38
Utah	1	176,654.79	0.09	359	28.00	6.990	584	85.00
Louisiana	2	144,806.73	0.07	357	50.48	9.046	569	82.44
Kansas	2	138,721.71	0.07	257	28.78	8.393	621	67.19
North Dakota	1	114,912.06	0.06	359	37.00	7.350	568	63.89
Kentucky	1	77,547.82	0.04	359	28.00	7.990	563	80.00
South Dakota	1	59,968.56	0.03	359	18.00	9.200	514	61.22
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	711	$194,267,440.91	97.17	354	39.73	7.251	622	78.10
Non-Owner Occupied	19	3,615,855.42	1.81	352	36.48	7.991	651	75.43
Second Home	7	2,050,602.71	1.03	359	38.09	7.915	621	85.94
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	506	$134,303,591.92	67.17	354	39.11	7.171	617	78.59
Stated Documentation	127	38,649,151.14	19.33	357	41.99	7.549	638	75.16
Limited Documentation	104	26,981,155.98	13.50	349	39.03	7.370	628	80.12
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	695	$189,593,509.95	94.83	354	39.59	7.247	621	78.02
Refinance-Debt Consolidation No Cash Out***	37	8,619,903.16	4.31	358	40.15	7.532	632	78.28
Purchase	5	1,720,485.93	0.86	359	44.16	8.565	686	89.58
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	164	$40,067,953.47	20.04	355	39.44	7.414	588	79.16
3A	55	16,603,844.37	8.30	357	39.21	7.054	612	79.72
4A	57	20,385,516.85	10.20	353	39.53	7.236	630	82.02
5A	59	22,554,813.06	11.28	350	36.86	6.649	649	80.00
6A	51	20,190,034.59	10.10	357	38.89	6.516	670	79.90
7A	43	15,576,952.22	7.79	358	41.13	6.441	693	78.55
8A	39	16,074,075.56	8.04	347	39.13	6.514	738	78.81
A	52	10,454,955.24	5.23	354	40.56	7.914	580	76.49
B	112	20,602,564.17	10.30	358	41.23	8.392	556	74.73
C	101	16,746,514.40	8.38	355	41.93	8.615	545	69.74
D	4	676,675.11	0.34	304	43.10	8.182	526	57.55
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	640	$174,244,465.04	87.15	354	39.62	7.254	620	77.87
Condominium	33	9,667,630.93	4.84	358	36.98	7.541	629	84.05
Two-to-Four Family	31	8,047,655.26	4.03	354	42.28	7.406	655	76.15
PUD Detached	22	6,925,736.89	3.46	356	41.34	6.979	649	80.10
Manufactured Housing	8	727,831.87	0.36	333	41.05	8.761	592	67.78
Single Family Attached	3	320,579.05	0.16	359	36.16	7.876	619	74.16
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	270	$66,980,147.48	33.50	355	40.33	7.826	621	77.49
12	24	8,065,160.19	4.03	358	42.42	6.723	654	69.87
24	5	1,730,075.08	0.87	359	34.03	6.644	599	80.18
30	1	160,598.09	0.08	359	29.00	11.450	590	85.00
36	437	122,997,918.20	61.52	353	39.20	7.008	621	78.99
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	390	$48,372,758.57	24.19	349	39.02	8.422	591	77.46
Non-Conforming	347	151,561,140.47	75.81	356	39.86	6.903	632	78.35
Total:	**737**	**$199,933,899.04**	**100.00**	**354**	**39.65**	**7.271**	**622**	**78.13**

AMERIQUEST MORTGAGE COMPANY

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	54	$22,752,194.84	13.39	354	38.92	5.898	674	79.03
12.000 - 12.499	73	29,294,118.47	17.24	357	36.76	6.238	638	78.25
12.500 - 12.999	101	36,075,696.46	21.23	354	41.87	6.758	625	79.12
13.000 - 13.499	56	17,417,307.94	10.25	359	39.33	7.286	597	76.07
13.500 - 13.999	126	30,900,838.87	18.18	357	40.87	7.722	586	76.74
14.000 - 14.499	24	4,690,724.54	2.76	359	41.49	8.208	565	76.20
14.500 - 14.999	41	9,520,275.81	5.60	359	41.66	8.678	581	80.62
15.000 - 15.499	40	4,577,416.59	2.69	357	42.19	9.264	571	73.69
15.500 - 15.999	68	8,893,770.98	5.23	358	41.18	9.739	593	82.26
16.000 - 16.499	13	1,253,726.38	0.74	331	39.53	10.291	552	71.13
16.500 - 16.999	26	3,021,655.64	1.78	339	38.42	10.722	584	79.91
17.000 - 17.499	8	758,122.76	0.45	359	39.13	11.230	578	80.48
17.500 - 17.999	1	501,150.05	0.29	359	41.00	11.800	631	87.95
18.000 - 18.499	1	80,728.39	0.05	359	39.00	12.300	593	85.00
18.500 - 18.999	1	199,951.06	0.12	359	44.00	12.700	569	68.97
Total:	**633**	**$169,937,678.78**	**100.00**	**356**	**40.01**	**7.295**	**615**	**78.21**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	54	$22,752,194.84	13.39	354	38.92	5.898	674	79.03
6.000 - 6.499	73	29,294,118.47	17.24	357	36.76	6.238	638	78.25
6.500 - 6.999	101	36,075,696.46	21.23	354	41.87	6.758	625	79.12
7.000 - 7.499	56	17,417,307.94	10.25	359	39.33	7.286	597	76.07
7.500 - 7.999	126	30,900,838.87	18.18	357	40.87	7.722	586	76.74
8.000 - 8.499	24	4,690,724.54	2.76	359	41.49	8.208	565	76.20
8.500 - 8.999	41	9,520,275.81	5.60	359	41.66	8.678	581	80.62
9.000 - 9.499	40	4,577,416.59	2.69	357	42.19	9.264	571	73.69
9.500 - 9.999	68	8,893,770.98	5.23	358	41.18	9.739	593	82.26
10.000 - 10.499	13	1,253,726.38	0.74	331	39.53	10.291	552	71.13
10.500 - 10.999	26	3,021,655.64	1.78	339	38.42	10.722	584	79.91
11.000 - 11.499	8	758,122.76	0.45	359	39.13	11.230	578	80.48
11.500 - 11.999	1	501,150.05	0.29	359	41.00	11.800	631	87.95
12.000 - 12.499	1	80,728.39	0.05	359	39.00	12.300	593	85.00
12.500 >=	1	199,951.06	0.12	359	44.00	12.700	569	68.97
Total:	**633**	**$169,937,678.78**	**100.00**	**356**	**40.01**	**7.295**	**615**	**78.21**

DESCRIPTION OF THE GROUP II COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.750 - 3.999	1	$97,953.93	0.06	358	30.00	7.500	637	90.00
4.250 - 4.499	1	466,397.54	0.27	359	35.00	5.750	680	71.83
4.500 - 4.749	1	160,334.01	0.09	359	41.00	5.800	722	32.10
4.750 - 4.999	26	9,568,556.38	5.63	355	43.78	6.582	730	81.66
5.000 - 5.249	33	11,596,564.46	6.82	359	38.75	6.519	689	78.62
5.250 - 5.499	44	17,778,919.79	10.46	359	39.64	6.348	668	80.34
5.500 - 5.749	44	16,961,063.95	9.98	352	38.87	6.802	648	82.43
5.750 - 5.999	61	21,592,772.43	12.71	355	39.61	7.030	617	79.85
6.000 - 6.249	178	46,689,233.53	27.47	356	39.25	7.323	595	79.51
6.250 - 6.499	47	10,320,224.96	6.07	357	41.10	7.816	575	75.41
6.500 - 6.749	105	19,399,309.76	11.42	358	40.65	8.373	555	75.02
6.750 - 6.999	92	15,306,348.04	9.01	354	41.85	8.603	546	68.87
Total:	**633**	**$169,937,678.78**	**100.00**	**356**	**40.01**	**7.295**	**615**	**78.21**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
March 2006	2	$586,994.51	0.35	354	36.45	7.189	563	82.49
April 2006	19	4,483,823.35	2.64	348	38.18	7.792	592	77.02
May 2006	1	378,415.89	0.22	356	26.00	5.800	616	81.72
June 2006	7	961,861.19	0.57	347	43.25	7.117	565	77.13
July 2006	97	28,072,467.77	16.52	356	40.08	7.174	615	78.98
August 2006	507	135,454,116.07	79.71	356	40.09	7.309	616	78.07
Total:	**633**	**$169,937,678.78**	**100.00**	**356**	**40.01**	**7.295**	**615**	**78.21**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	633	$169,937,678.78	100.00	356	40.01	7.295	615	78.21
Total:	**633**	**$169,937,678.78**	**100.00**	**356**	**40.01**	**7.295**	**615**	**78.21**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	633	$169,937,678.78	100.00	356	40.01	7.295	615	78.21
Total:	**633**	**$169,937,678.78**	**100.00**	**356**	**40.01**	**7.295**	**615**	**78.21**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R9

FOR ADDITIONAL INFORMATION PLEASE CALL:

Morgan Stanley

Mortgage Finance

Valerie Kay	212-761-2162
Frank Telesca	212-761-1105
Forchi Chen	212-761-2154
Mike Cuoco	212-761-7598

Syndicate/Structuring

Rick Onkey	212-761-2122
Jay Hallik	212-761-2252
Vanessa Vanacker	212-761-2016

Rating Agencies

Standard & Poor's

Linda Wu	212-438-1567

Moody's

Dhruv Mohindra	212-553-4143

Fitch

Elinor Chan	212-908-0264

DBRS

Quincy Tang	212-635-3277

NOMURA ASSET ACCEPTANCE CORPORATION
Depositor

NOMURA CREDIT AND CAPITAL, INC.
Seller

WELLS FARGO BANK, N.A.
Master Servicer and Securities Administrator

and

JPMORGAN CHASE BANK
Custodian and Trustee

Nomura Asset Acceptance Corporation
NAAC Reperforming Loan REMIC Trust Certificates, Series 2004-R2

CLOSING DOCUMENTS

Volume I of II

August 30, 2004

THACHER PROFFITT & WOOD LLP

NOMURA ASSET ACCEPTANCE CORPORATION
REPERFORMING LOAN REMIC TRUST 2004-R2
NAAC REPERFORMING LOAN REMIC TRUST CERTIFICATES, SERIES 2004-R2

TABLE OF CONTENTS

TAB

AGREEMENTS AND OFFERING DOCUMENTS

RATING AGENCY AND ACCOUNTANTS' LETTERS

CERTIFICATIONS

CROSS RECEIPTS

OPINIONS AND RELATED LETTERS

SECURITIES, SERIES 2004-R2

COLLATERAL DOCUMENTS

Servicer Acknowledgments or AARs: